Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-123689

January 9, 2006

WELLS FARGO & COMPANY

$100,000,000 Floating Rate Notes Due January 12, 2011

Issuer:	Wells Fargo & Company

Title of Securities:	Floating Rate Notes Due January 12, 2011

Note Type:	Senior unsecured

Trade Date:	January 9, 2006

Settlement Date (T+3):	January 12, 2006

Maturity Date:	January 12, 2011

Aggregate Principal Amount Offered:	$100,000,000

The notes form a part of the series of Wells Fargo & Company’s Floating Rate Notes due January 12, 2011 and have the same terms as the other floating rate notes of this series to be issued by Wells Fargo & Company on January 12, 2006 pursuant to a prospectus supplement dated January 5, 2006. The notes will have the same CUSIP number as those other floating rate notes, will trade interchangeably with those other floating rate notes immediately upon settlement and will increase the aggregate principal amount of the series of the Floating Rate Notes due January 12, 2011 to $1,500,000,000

Price to Public (Issue Price):	100%, plus accrued interest, if any, from January 12, 2006

Gross Spread:	0.20%

All-in Price:	99.80%

Net Proceeds:	$99,800,000

Indenture:

Indenture dated as of July 21, 1999 between Wells Fargo & Company and Citibank, N.A., as trustee, as described and referred to as the senior indenture in the base prospectus dated July 21, 2005 included in the Registration Statement relating to the notes on file with the Securities and Exchange Commission

Interest Rate:

The interest rate per annum will be reset quarterly on the first day of each interest period and will be equal to LIBOR plus 0.10%. The interest rate will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The amount of interest for each day the notes are outstanding (the “daily interest amount”) will be calculated by dividing the interest rate in effect for that day by 360 and multiplying the result by the principal amount of the notes. The amount of interest to be paid on the notes for each interest period will be calculated by adding the daily interest amounts for each day in the interest period.

All percentages resulting from these calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on and including the next day preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will begin on and include January 12, 2006 and will end on and include April 11, 2006.

“LIBOR,” with respect to an interest period, shall be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include this rate or is unavailable on the Determination Date, the calculation agent will request the principal London office of each of four major banks in the London interbank market, as selected by the calculation agent, to provide that bank’s offered quotation (expressed as a percentage per annum) as of approximately 11:00 a.m., London time, on the Determination Date to prime banks in the London interbank market for deposits in a Representative Amount in United States dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two offered quotations are so provided, LIBOR for the interest period will be the arithmetic mean of those quotations. If fewer than two quotations are so provided, the calculation agent will request each of three major banks in New York City, as selected by the calculation agent, to provide that bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m. New York City time, on the Determination Date for loans in a Representative Amount in United States dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two rates are so provided, LIBOR for the interest period will be the arithmetic mean of those rates. If fewer than two rates are so provided, then LIBOR for the interest period will be LIBOR in effect with respect to the immediately preceding interest period.

“Determination Date” with respect to an interest period will be the second London Banking Day preceding the first day of the interest period

“London Banking Day” is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market

“Representative Amount” means a principal amount that is representative for a single transaction in the relevant market at the relevant time

“Telerate Page 3750” means the display designated as “Page 3750” on Moneyline Telerate, Inc. or any successor service (or such other page as may replace Page 3750 on that service or a successor service)

Wells Fargo Bank, N.A. will act as calculation agent

Interest Payment Dates:

Quarterly on each January 12, April 12, July 12 and October 12, commencing April 12, 2006, and at maturity; provided however, that if any such interest payment date would fall on a day that is not a business day, other than the interest payment date that is also the date of maturity, that interest payment date will be postponed to the following day that is a business day, except that if such next business day is in a different month, then that interest payment date will be the immediately preceding day that is a business day; and provided further, that if the date of maturity is not a business day, payment of principal and interest will be made on the following day that is a business day and no interest will accrue for the period from and after such date of maturity

Business Day:

A day other than a Saturday, a Sunday or any other day on which banking institutions in Minneapolis, Minnesota or New York, New York are authorized or required by law or executive order to remain closed and which is also a London Banking Day

Day Count:	Actual/360

Record Dates:	Fifteenth calendar day, whether or not a business day, before the applicable interest payment date

Denominations:	Minimum of $5,000 with increments of $1,000 thereafter; each owner of a beneficial interest in a note will be required to hold such beneficial interest in a minimum principal amount of $5,000

Additional Amounts:	Wells Fargo & Company will not pay any additional amounts on the notes to compensate any beneficial owner for any United States tax withheld from payments of principal or interest on the notes

Redemption:	Not redeemable

Listing:	None

Book-entry Issuance:	The notes will be represented by one or more global notes registered in the name of a nominee of DTC

Defeasance:	The notes are subject to defeasance in the manner described in the base prospectus referred to above

Bookrunners (50% each):	Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated

Underwriting:

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement may be terminated by the underwriters prior to issuance of the notes in certain circumstances.

Wells Fargo & Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

If the notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-(866) 471-2526 or 1-(866) 718-1649.